UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Publication of Draft Deed of Trust in Israel for Series G Debentures

Ellomay Capital Ltd. (the “Company”) hereby announces that it is examining the possibility of a public offering and listing in Israel of a new series of debentures (the “Debentures”). In connection with such contemplated offering, the Company published a draft deed of trust for the Debentures on the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”) filing systems. The consideration received from the sale of Debentures, to the extent the offering will be consummated, is expected to be used for general corporate purposes, including recycling of the Company’s debt.

The execution of such possible public offering, its terms, scope and timing, are subject to approval by the Company’s board of directors, the receipt of regulatory approvals, including the approval of the TASE for the listing of the Debentures, and other factors such as market conditions. Accordingly, there can be no assurance that the public offering will be consummated or as to the terms and timing thereof.

The public offering described in this report, if made, will be made in Israel only and not to U.S. persons. The Debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933.

Nothing in this report constitutes a public offering or an invitation to purchase the Company’s securities.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including market conditions, escalation and continuation of the war, hostilities and military conflicts in Israel, changes in regulation and license terms of the Company’s facilities, changes in electricity prices and demand, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: January 21, 2025

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